FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2004

                   Commission File Number: ___________________


                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)
         7 MARTIN GEHL STREET, KIRYAT ARYEH, PETACH TIKVA 49512, ISRAEL

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The financial statements contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-10724,
(ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-13708, and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-101979.


                                    CONTENTS

This report on Form 6-K of the Registrant consists of the following documents which are attached hereto and incorporated by reference herein:

1.   Press Release: TTI Telecom Reports Second Quarter 2004 Financial Results.

2. Press Release: TTI Telecom Awarded Service Activation Contract by Australian Communications Provider.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             TTI Team Telecom International Ltd.


Date: August 25, 2004                        By: /s/ Israel (Eli) Ofer
                                             -------------------------
                                             Israel (Eli) Ofer
                                             Chief Financial Officer

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                                  EXHIBIT INDEX

Exhibit         Description
Number          of Exhibit
------          ----------

10.1            Press Release: TTI Telecom Reports Second Quarter 2004 Financial
                Results

10.2 Press Release: TTI Telecom Awarded Service Activation Contract by Australian Communications Provider